

November 19, 2012

Via E-mail
Mr. John A. Williams
Chief Executive Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339

> **Re:** **Preferred Apartment Communities, Inc.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-34995**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 4. Real Estate Loan, page F-13

1.   We note your policy to accrue a portion of the exit fee that may be earned on your $6 million loan to Hampton Partners. It appears that the exit fee represents contingent revenue since it will only be earned if the borrower sells or refinances the property prior to maturity of the loan. Please explain to us your basis for recognizing contingent revenue on this and other real estate loans made during 2012, citing relevant accounting literature.

Exhibit 31

2.   We note that the fourth paragraph of the Section 302 certification does not refer to the certifying officers' responsibility for establishing and maintaining effective internal control over financial reporting. Please amend your filing to provide a certification that includes the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief